Via EDGAR	December 27, 2005

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention: Ms. Keira Ino

Re:	DaVita Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 8-K/A filed on December 1, 2005

Ladies and Gentlemen:

Thank you for your letter dated December 19, 2005, addressed to Kent Thiry of DaVita Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2004 and Form 8-K/A filed on December 1, 2005.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and… page 27

Critical Accounting Policies, page 32

As discussed with Keira Ino on December 21, 2005, much of the requested information would be more directly applicable to hospitals and similar operations as opposed to kidney dialysis providers, and as requested our responses conform to our specific business situation.

1.	Please provide us the following information in disclosure-type format:

a.	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

Response:

As noted in our MD&A disclosure regarding estimating risks associated with revenue recognition, “Our range of dialysis revenue estimating risk is generally expected to be within 1%

of total revenue.” Accordingly, our assessment as of December 31, 2004 of the reasonably possible effects of a change in estimate of accounts receivable collectability in the subsequent year is within that 1% of annual revenue, (1% of 2004 revenue was $23 million) or less than 5% of outstanding accounts receivable for uncollected amounts. As a kidney dialysis provider, our revenue is not subject to cost report settlements except for potentially limiting the collectibility of Medicare bad debt claims. As of December 31, 2004, our outstanding Medicare bad debt claims represented less than 2% of our total accounts receivable. The 1% revenue estimating risk takes into account Medicare regulatory compliance risks as well as final revenue realizations risks with non-government payors.

b.	Provide in a comparative tabular format, the aging of accounts receivable by payor classification. The aging schedule may be based on management’s own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, indicate the past due amounts and a breakdown by payor classification.

Response:

As of December 31, 2004, we had approximately $30 million of unreserved accounts receivable over six months old, representing only approximately 7% of total accounts receivable, or about 1.3% of annual revenue. Other than approximately $4 million in Medicare bad debt claims for which collections occur over extended periods of time as noted below, virtually the entire December 31, 2004 balance has been collected as of this date. Net accounts receivable balances as of December 31, 2004 and 2003 were as follows ($ in millions):

	6 months and under		Over 6 months		Total
	2004	2003	2004	2003	2004	2003
Medicare and other government-based payors	$201	$168	$14	$7	$215	$175
Commercial payors	231	201	16	12	247	213
Patient Pay	—	—	—	—	—	—

	$432	$369	$30	$19	$462	$388

	93%	95%	7%	5%	100%	100%

c.	If you have amounts that are pending approval from third party payors, provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate and indicate the historical percentage of amounts that get reclassified into self-pay.

Response:

Unlike hospitals for example, less than one-half of 1% of our treatments are classified as “patient pay.” Virtually all revenue is from government and non-government third-party payors, as disclosed elsewhere in our Form 10-K. Amounts pending approval from third-party payors other than the standard monthly processing consist of only approximately $9 million associated with Medicare bad debt claims, which are included in the over six months category and typically are not paid to us prior to the Medicare fiscal intermediary audit of the claims. Such audits typically lag two to four years. This balance reflected estimated recoveries based on past fiscal intermediary audits and represented only approximately 2% of total accounts receivable. Subsequent recoveries during 2005 have been consistent with the amounts estimated to be recoverable.

d.	Describe the steps you take in collecting accounts receivable. Explain your policy with respect to determining when a receivable is recorded as a bed debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Response:

Our billings are prepared monthly and sent either electronically or by mail to our government and non-government payors. Our collections department calls payors if payments are not received within the expected time frame. Medicare payments are predominately received within one month of the billing. Payments by other government and non-government payors are predominately received within six months. Provisions for uncollectible accounts are recorded with the corresponding revenue recognition and accounts are written off when deemed uncollectible, but not later than 18 months after the date of service.

e.	Specify the day’s sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

Response:

On page 29, first paragraph, we disclosed that “The accounts receivable balance at December 31, 2004 and 2003 represented approximately 70 and 69 days of net revenue, net of bad debt provision.” There were no significant trends to discuss.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

17. Other Commitments, page F-23

2.	Please tell us how you accounted for the put options and cite the specific accounting literature that supports that accounting.

Response:

We have entered into joint venture agreements that include provisions under which the equity interests held by our partners may be put to the Company. The joint venture agreements containing these provisions have been entered into both in connection with business combination transactions and for start-up (de-novo) joint ventures.

These put provisions are exercisable at the third-party owners’ future discretion, and are exercisable for the then-current appraised fair value of the incremental business interest to be put to (purchased by) the Company, or for a predetermined multiple of cash flow or earnings recent to the exercise date attributable to the business interest to be put to the Company, which is designed to determine its fair value. These put provisions include no guaranteed minimum value, their exercisability is not dependent upon any future event and these provisions are non-transferable apart from the equity interests to which they apply. The exercisability and exercise price of these put provisions are not limited by or dependent upon expectations contemplated in the original joint venture transactions, nor are the ultimate values of the original transaction in any way contingent upon the future exercise or exercise price of, or any criteria embodied in, these provisions. As a result, the minority interest holders have retained all the normal risks and rewards of ownership as the put provisions are exercisable at fair value and do not ensure that the minority interest will ever be transferred to the Company.

These provisions have no recognizable intrinsic or fair value on the date they are entered into because the value to be paid under these put provisions is only for the incremental business interest to be put to (purchased by) the Company, and is exercisable only at the then-current fair values of those incremental business interests. Accordingly, for those put provisions entered into via business combination transactions, these provisions do not represent contingent purchase price for the interest acquired or sold by the Company in those transactions under paragraphs 25 through 31 or 40 of FAS 141 or under EITF 97-8, nor do they represent other liabilities or commitments of recognizable value under paragraphs 37k or 37l of FAS 141. Further, the Company’s obligation to pay this fair value is wholly conditioned on the minority interest holder’s exercise of the put provision. Given the foregoing, those put provisions in joint venture agreements entered into in connection with business combinations, as well as those entered into for de-novo joint ventures, have no current or future fair value (prior to exercise) recognizable as separate financial instruments, securities, guarantees or other obligations under FAS 133, FAS 150, or FIN 45. Accordingly, no value is ascribed to these put provisions at the date they are entered into for accounting purposes, and at the time of exercise they are accounted for as a fair value purchase of the remaining interest in the joint venture.

The following guidance is provided in paragraph 10 of FAS 133 related to contracts or contractual provisions that are excluded from FAS 133:

10.	Notwithstanding the conditions in paragraphs 6–9, the following contracts are not subject to the requirements of this Statement:

e.	Certain contracts that are not traded on an exchange. Contracts that are not exchange-traded are not subject to the requirements of this Statement if the underlying on which the settlement is based is one of the following:

(1)	A climatic or geological variable or other physical variable

(2)	The price or value of (a) a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash or (b) a nonfinancial liability of one of the parties to the contract provided that the liability does not require delivery of an asset that is readily convertible to cash

(3)	Specified volumes of sales or service revenues of one of the parties to the contract

Since the underlying in the above put provisions is related to nonfinancial assets that are not readily convertible to cash, they would be excluded from accounting under FAS 133. Therefore, these put provisions on the minority interests would not be accounted for as separate (i.e., freestanding) assets or liabilities pursuant to FAS 133.

Further, these put provisions are considered embedded within the minority holders’ equity interests because they are not legally detachable from, or separately exercisable apart from, the equity interests to which they pertain. Therefore, these put provisions are not considered freestanding financial instruments for purposes of applying the provisions of FAS 150.

In addition, these put provisions do not embody an unconditional obligation requiring the Company to redeem the minority interests by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. Accordingly, the minority interest holders’ shares are not considered mandatorily redeemable financial instruments under paragraph 9 of FAS 150. We also understand that if and when certain future conditional events were to happen as described in paragraph 10 of FAS 150, the put provisions would be considered mandatorily redeemable instruments and therefore would be accounted for accordingly.

Form 8-K/A filed December 1, 2005

3.	As the acquisition was not completed until October 5, 2005, please amend the filing to provide historical and pro forma financial statements as of and for the nine months ended September 30, 2005. Otherwise, please tell us why these statements are not required.

Response:

The original Form 8-K that was filed with respect to the acquisition was filed on October 11, 2005. The SEC Accounting Disclosure Rules and Practices (the “Accounting Manual”) directs that the aging of the financials included in an Form 8-K/A for an acquisition should be determined based on the date of the original filing of the Form 8-K.

Specifically, the Accounting Manual provides as follows:

“The Staff believes that the age of financial statements in a Form 8-K should be determined by reference to the filing date of the Form 8-K initially reporting consummation of the acquisition. If no filing is made timely within 15 days of the acquisition, the age of financial statements required to be filed should be determined by reference to the 15th day after the consummation of the acquisition.” (Page 2-22)

As of October 11, 2005, the most recent available quarterly financials were the June 30, 2005 financials and as of that date those financials were less than 125 days old. Because the June 30, 2005 financials were the proper financials to be included as of October 11, 2005, the date of the original Form 8-K filing date, those financials were included in Form 8-K/A filed on December 1, 2005. Accordingly, we do not believe that the September 30, 2005 financials were required to be included in Form 8-K/A since those would not have been included as of the original Form 8-K filing date.

*         *         *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff in its review of our filings or in response to comments on our filings.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at 253.382.1910.

Sincerely;

/s/ Gary W. Beil
Gary W. Beil
Vice President and Controller